Condensed Interim Consolidated Financial Statements
For the three and nine months ended August 31, 2018 and 2017
(Unaudited)

NOTICE OF NO-AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements have been prepared by Management and have not been subject to a review by the Company’s external independent auditors.

Liquid Media Group Ltd.
Condensed interim consolidated statements of financial position
As at August 31, 2018 and November 30, 2017
Expressed in Canadian Dollars
(Unaudited)

	August 31, 2018	November 30, 2017

ASSETS
Current
Cash and cash equivalents	$132,121	$54,307
Restricted cash (Note 4)	574,510	-
Accounts receivable	91,248	-
Sales tax and other receivables	24,408	34,841
Prepaid expenses	25,912	154,603
Loans receivable (Note 6)	417,317	381,891
	1,265,516	625,642

Investment in films (Note 13)	343,281	319,820
Investment in associate (Note 7)	427,276	459,273
Other assets	56,506	-
Goodwill (Note 5)	1,964,587	-
Total assets	$4,057,166	$1,404,735

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 12)	$1,324,658	$421,501
Income tax payable	45,018	-
Due to related parties (Note 12)	351,960	291,369
Liabilities attributable to discontinued operations (Note 3)	250,000	-
Contingent consideration (Note 5)	1,174,950	-
Loans payable (Note 8)	1,039,677	825,282
	4,186,263	1,538,152

Deferred income taxes (Note 5)	301,000	-
Total liabilities	4,487,263	1,538,152

SHAREHOLDERS' EQUITY (DEFICIT)
Share capital (Note 9)	7,098,700	2,364,400
Commitment to issue shares (Note 9)	172,550	168,550
Contributed surplus (Note 9)	1,496,933	1,440,316
Accumulated other comprehensive income	(783)	-
Accumulated deficit	(9,255,730)	(4,106,683)
Deficit attributable to shareholders of the company	(488,330)	(133,417)
Non-controlling interest	58,233	-
	(430,097)	(133,417)

Total liabilities and shareholders’ equity (deficit)	$4,057,166	$1,404,735

Going concern (Note 2b)
Commitments (Note 13)
Subsequent Events (Note 14)

Approved on behalf of the Board:

“Charlie Brezer”	“Daniel Cruz”
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Condensed interim consolidated statements of comprehensive loss
For the three and nine months ended August 31, 2018 and 2017
Expressed in Canadian dollars, except number of shares
(Unaudited)

	Three months ended August 31		Nine months ended August 31
	2018	2017	2018	2017

Sales	$155,857	$-	$568,231	$-
Cost of sales	(31,954)	-	(158,330)	-
Gross profit	123,903	$-	409,901	$-

Operating Expenses
Consulting and director fees (Note 12)	347,814	$260,759	599,085	$516,448
Depreciation	-	-	-	200
Foreign exchange loss	65,871	9,454	68,606	12,239
Interest expense (Note 8 & 12)	31,694	28,154	96,227	185,086
Investor relations, filing and compliance fees	4,046	9,782	12,075	13,713
Other general and administrative expenses	95,491	15,660	145,408	48,270
Professional fees	46,433	13,888	102,962	36,950
Share-based compensation (Note 9 & 12)	-	576,000	-	576,000
Salaries and benefits	19,330	-	42,982	-
Travel and promotion	66	30,234	12,533	59,406
	610,745	943,931	1,079,878	1,448,312
Loss before other items	(486,842)	(943,931)	(669,977)	(1,448,312)

Other income (expenses)
Interest income	17,575	13,630	39,471	24,074
Listing expense (Note 3)	(4,090,871)	-	(4,090,871)	-
Project investigation	(36,565)	-	(289,767)	-
Write-off of deposit	-	-	-	(25,000)
Share of profit of equity investment (Note 7)	(25,304)	(16,392)	(31,997)	93,226
	(4,135,165)	(2,762)	(4,373,164)	92,300
Net loss before income tax	(4,622,007)	(946,693)	(5,043,141)	(1,356,012)
Income tax expense	44,227	-	44,227	-
Net loss	$(4,666,234)	$(946,693)	$(5,087,368)	$(1,356,012)

Other comprehensive loss
Items that may be reclassified to profit and loss
Foreign currency translation adjustment	(3,496)	-	(783)	-
Net loss and comprehensive loss	$(4,669,730)	$(946,693)	$(5,088,151)	$(1,356,012)

Net loss attributable to:
Shareholders of the company	$(4,644,919)	$(946,693)	$(5,149,047)	$(1,356,012)
Non-controlling interest	(21,315)	-	61,679	-
Net loss	$(4,666,234)	$(946,693)	$(5,087,368)	$(1,356,012)

Loss per share, basic and diluted	$(1.26)	$(0.09)	$(1.66)	$(0.14)
Weighted average number of common shares outstanding
Basic and diluted	3,672,864	10,374,037	3,094,681	9,734,531

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Condensed interim consolidated statements of cash flows
For the nine months ended August 31, 2018 and 2017
Expressed in Canadian dollars
(Unaudited)

	Nine months ended August 31
	2018	2017
Cash provided by (used in):
Operating Activities
Net loss for the period	$(5,087,368)	$(1,356,012)
Items not affecting cash:
Accretion expense	-	1,900
Accrued interest expense (Note 8 & 12)	96,227	34,203
Accrued interest income (Note 6)	(35,426)	(24,067)
Depreciation	-	200
Non-cash listing expense (Note 3)	4,090,871	-
Unrealized foreign exchange and other	47,846	-
Share-based payment	-	576,000
Share of (profit) loss on equity investment (Note 7)	31,997	(93,226)
	(855,853)	(861,002)
Changes in non-cash working capital:
Accounts receivable	(91,248)	-
Sales tax and other receivables	10,433	(21,614)
Prepaid expenses	165,823	(109,417)
Accounts payable and accrued liabilities	607,985	10,902
Income tax payable	45,018	-
Net cash used in operating activities	(117,842)	(981,131)

Investing Activities
Cash acquired on Majesco acquisition (Note 5)	13,770	-
Cash acquired from reverse acquisition (Note 3)	596,039	-
Cash acquired prior to reverse acquisition (Note 3)	124,561	-
Investment in film	(23,461)	(149,595)
Investment in other assets	(56,506)	-
Loan receivable	-	(250,000)
Loan receivable repaid	-	11,448
Cash generated (used) in investing activities	654,403	(388,147)

Financing Activities
Loan proceeds (Note 8)	140,000	2,000
Loan repayments (Note 8)	(7,500)	(1,756,831)
Loan proceeds from related parties	132,901	-
Loan repayments to related parties	(67,029)	-
Interest paid on loans	-	(158,475)
Shares issued for cash	69,181	253,000
Repayment of contingent consideration	(132,590)	-
Shares issuance costs	(23,200)	-
Commitment to issue shares	4,000	676,338
Cash generated (used) by financing activities	115,763	(983,968)

Net increase (decrease) in cash	652,324	(2,353,246)
Cash, beginning of period	54,307	2,500,721
Cash, including restricted cash, end of period	$706,631	$147,475

SUPPLEMENTAL CASH DISCLOSURES

Interest paid	$-	$158,475
Interest received	$3,963	$-
Items excluded from investing and financing activities:
Contingent consideration (Note 5)	$1,245,000	$-
Shares issued for non-cash consideration (Note 5)	$415,000	$-

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Condensed interim consolidated statements of changes in equity (deficiency)
As at August 31, 2018 and 2017
Expressed in Canadian dollars, except number of shares
(Unaudited)

							Accumulated
			Additional	Commitment			Other		Attributable	Non-
			Paid Up	to Issue		Contributed	Comprehensive		to company	controlling
	Shares	Amount	Capital	Shares	Rights	Surplus	Income	Deficit	shareholders	interest	Total
Balance, December 1, 2016	9,226,184	$1,081,000	$-	$-	$-	$14,397	$-	$(1,532,952)	$(437,555)	$-	$(437,555)
Shares issued for cash	1,037,915	622,750	-	-	-	-	-	-	622,750	-	622,750
Shares issued to settle debt	114,269	69,100	-	-	-	-	-	-	69,100	-	69,100
Shares subscription received	-	-	-	550,338	-	-	-	-	550,338	-	550,338
Rights	-	-	-	-	126,000	-	-	-	126,000	-	126,000
Share-based compensation	-	-	-	-	-	576,000	-	-	576,000	-	576,000
Loss for the period	-	-	-	-	-	-	-	(1,356,012)	(1,356,012)	-	(1,356,012)
Balance, August 31, 2017	10,378,368	$1,772,850	$-	$550,338	$126,000	$590,397	$-	$(2,888,964)	$150,621	$-	$150,621

Balance, December 1, 2017	10,888,572	$2,364,400	$-	$168,550	$-	$1,440,316	$-	$(4,106,683)	$(133,417)	$-	$(133,417)
Shares issued pursuant to acquisition agreement	333,333	415,000	-	-	-	-	-	-	415,000	-	415,000
Non-controlling interest acquired	-	-	-	-	-	-	-	-	-	(3,446)	(3,446)
Opening balance of Leading Brands Inc.	2,802,412	31,305,247	19,455,359	-	-	-	-	(50,517,540)	243,066	-	243,066
Eliminate capital stock of Liquid Media (Canada) Ltd.	(11,221,905)	-	-	-	-	-	-	-	-	-	-
Eliminate Leading Brands paid in capital and deficit	-	(31,305,247)	(19,455,359)	-	-	-	-	50,517,540	(243,066)	-	(243,066)
Issuance of shares to former shareholders of Liquid Canada	6,442,486	4,277,319	-	-	-	56,617	-	-	4,333,936	-	4,333,936
Share issuance costs	-	(23,200)	-	-	-	-	-	-	(23,200)	-	(23,200)
Warrants exercised for cash	100,000	65,181	-	-	-	-	-	-	65,181	-	65,181
Warrants exercised for shares to be issued	-	-	-	4,000	-	-	-	-	4,000	-	4,000
Exchange on translation	-	-	-	-	-	-	(783)	-	(783)	-	(783)
Loss for the period	-	-	-	-	-	-	-	(5,149,047)	(5,149,047)	61,679	(5,087,368)
Balance, August 31, 2018	9,344,898	$7,098,700	$-	$172,550	$-	$1,496,933	$(783)	$(9,255,730)	$(488,330)	$58,233	$(430,097)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

1.    DESCRIPTION OF BUSINESS

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”). The Company is a media and entertainment company connecting mature production companies into a vertically integrated global studio, producing content for all platforms including film, TV, gaming and virtual reality. The head office of the Company is Suite 1000 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2. The Company’s shares trade on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”. Details of the Company’s subsidiaries at the end of the reporting period are as follows:

	Incorporation	Percentage owned	Functional Currency
Liquid Media Group (Canada) Ltd.	Canada	100%	Canadian
Household Pests Holdings, Inc.	USA	50%	US
Majesco Entertainment Company	USA	51%	US

On August 9, 2018, the Company announced the successful closing of the proposed business combination with Leading Brands Inc. (“LBIX”) by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of LBIX. As part of the Arrangement, on August 10, 2018, LBIX changed its name to “Liquid Media Group Ltd.” and Liquid Canada changed its name to “Liquid Media Group (Canada) Ltd”. At the time of completion of the Arrangement, the Company had 9,244,898 common shares issued and outstanding, including 6,442,486 issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of LBIX was changed to “YVR”.

Upon closing of the transaction, the shareholders of Liquid Canada owned 69.69% of the common shares of the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Liquid Canada. All previous common shares and warrants were exchanged at a ratio of 0.5741 of LBIX for 1 share of Liquid Canada (“Conversion Rate”). For accounting purposes, Liquid Canada is considered the acquirer and the Company, the acquiree. Accordingly, the condensed interim consolidated financial statements are in the name of Liquid Media Group Ltd; however, they are a continuation of the financial statements of Liquid Canada. The financial statements of the Company will be prepared in accordance with International Financial Reporting Standards (“IFRS”) (Note 2a). The financial statements of LBIX were formerly prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Additional information on the transaction is disclosed in Note 3.

2.    BASIS OF PREPARATION

(a)   Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended November 30, 2017. The

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended November 30, 2017. The Company’s interim results are not necessarily indicative of its results for a full year. All amounts are expressed in Canadian dollars, unless otherwise noted.

These condensed interim consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on October 15, 2018.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

(b)   Going concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at August 31, 2018, the Company has generated losses since inception and has an accumulated deficit of $9,255,730. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

(c)   Critical accounting judgements, estimates and assumptions

The Company’s Management makes judgements in the process of applying the Company’s accounting policies in the preparation of its condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s Management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities, as well as expenses at the end of the reporting period. The estimation process is inherently uncertain, therefore future outcomes could differ from present estimates and assumptions, potentially having a material effect on the Company’s future results and disclosures. The critical judgements and estimates applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the audited consolidated financial statements for the year ended November 30, 2017.

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The results of the subsidiaries will continue to be included in the condensed interim consolidated financial statements of the Company until the date the Company’s control over the subsidiaries ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

(d)   Comparative information

Certain comparative information has been reclassified to conform to the current year’s presentation. It was determined that the revised presentation provides more relevant information to users of the Company’s financial statements.

Within the condensed interim consolidated statements of financial position, the following comparative presentation changes were adopted:

•	The accrued interest receivable line item is now included in the loans receivable line item (previously separately presented as “Accrued Interest Receivable”); and
•

The loans payable line item now includes accrued interest payable for the loan’s payable to non-related lenders of the Company (accrued interest payable to non-related lenders was previously presented in “Accounts Payable and Accrued Liabilities”).

Within the condensed interim consolidated statements of comprehensive loss, the following comparative presentation changes were adopted:

•	The advertising expenses line item is now included within the “Travel and Promotion” line item (previously presented as “Advertising”);
•	The accretion expenses line item is now included within the “Interest Expense” line item (previously presented as “Accretion Expense”);

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

•

The portion of bank charges within the interest and bank charges line item is now included within the “Other General and Administrative Expenses” line item (previously presented within “Interest and Bank Charges”);

•

The portion of the internal accounting fees (i.e. financial statement preparation and administrative bookkeeping) within the professional fees line item is now included within the “Other General and Administrative Expenses” line item (previously presented within “Professional Fees”);

•	The rent expenses line item is now included within the “Other General and Administrative Expenses” line item (previously presented as “Rent”);
•	The website expenses line item is now included within the “Other General and Administrative Expenses” line item (previously presented as “Website”);
•

The shareholder information and transfer agent and filing fees line items are now included within the “Investor Relations, Filing and Compliance fees” line item (previously separately presented as “Shareholder Information” and “Transfer Agent and Filing Fees”, respectively): and

•

The gain on settlement of accounts payable line item is now included within the “Other General and Administrative Expenses” line item (previously presented as “Gain on Settlement of Accounts Payable”).

3.    REVERSE ACQUISITION

As described in Note 1, on August 9, 2018, pursuant to an Arrangement between LBIX and Liquid Canada, LBIX acquired all of the issued and outstanding shares of Liquid Canada. The former shareholders of Liquid Canada received an aggregate of 6,442,486 common shares of LBIX for all of the outstanding common shares of Liquid Canada.

The transaction constitutes a reverse acquisition of LBIX and has been accounted for as a reverse acquisition transaction in accordance with the guidance provided under IFRS 2, Share-based Payment and IFRS 3, Business Combinations. As LBIX did not qualify as a business according to the definition in IFRS 3, Business Combination, this reverse acquisition does not constitute a business combination; rather the transaction was accounted for as an asset acquisition by the issuance of shares of the Company, for the net assets of LBIX and its public listing. Accordingly, the transaction has been accounted for at the fair value of the equity instruments granted by the shareholders of Liquid Canada to the shareholders and option holders of LBIX. The sum of the fair value of the consideration paid (based on the fair value of the LBIX shares just prior to the reverse acquisition) less the LBIX net assets acquired, has been recognized as a listing expense in the condensed interim consolidated statements of comprehensive loss for the period ended August 31, 2018.

For accounting purposes, Liquid Canada was treated as the accounting parent company (legal subsidiary) and LBIX has been treated as the accounting subsidiary (legal parent) in these condensed interim consolidated financial statements. As Liquid Canada was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these condensed interim consolidated financial statements at their historical carrying value. The results of operations of LBIX are included in these condensed interim consolidated financial statements from the date of the reverse acquisition of August 9, 2018.

The remainder of this page in intentionally left blank.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

The following represents management's estimate of the fair value of the LBIX net assets acquired as at August 9, 2018 as a result of the reverse acquisition and is subject to final valuation adjustments.

Cost of acquisition:
Fair value of 2,802,412 shares at $1.17 USD X 1.305	$4,277,319
Transaction costs – non-cash	56,617
$4,333,936

Allocated as follows:
Cash	$4,769
Restricted cash	574,510
Prepaid expenses	37,132
Receivables	124,561
Liabilities	(497,907)
243,065
Allocated to listing expense	4,090,871
$4,333,963

Within the liabilities assumed as part of the Arrangement, the Company has $250,000 of liabilities attributable to discontinued operations as at August 31, 2018 as part of the disposal of LBIX’s legacy beverage assets.

4.    RESTRICTED CASH

As at August 31, 2018, the Company held $574,510 in restricted cash (November 30, 2017: $nil). Restricted cash is held by the Company’s legal counsel in a trust account pursuant to the terms of an escrow agreement arising from the disposition of LBIX’s legacy beverage business. These funds are held aside for the purpose of existing claims, excluded liabilities and financial lease liabilities during the escrow period as specified in the terms of the sale agreement in relation to the Company’s legacy beverage business.

5.    ACQUISITION OF MAJESCO ENTERTAINMENT COMPANY

On November 22, 2017, the Company entered into a share purchase agreement, and on December 12, 2017 entered into an amended and restated share purchase agreement to acquire 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company will issue common shares of the Company with a value of US$500,000 based on a deemed price of US$1.50 per share and cash consideration of US$1,000,000 payable during the first four fiscal quarters following the fiscal quarter in which the closing occurs each, a (“Qualifying Quarter”). The cash consideration means an amount equal to two times the net revenue received by the Company. The cash consideration payable for each of the quarter shall not exceed US$250,000 and to the extent the cash consideration for any such Qualifying Quarter, other than the final Qualifying Quarter, exceeds such amount, the overage shall be credited to the cash consideration payable in the following Qualifying Quarter. On January 9, 2018, the Company issued 333,333 common shares. During the period ended August 31, 2018, the Company made a $100,000 USD payment on relation to the contingent consideration balance.

The acquisition has been accounted for using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess consideration given over the fair value of the net assets acquired has been recorded as goodwill.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

Total
Cash	$13,770
Goodwill	1,964,587
Accounts payable and other payables	(17,357)
Deferred income taxes	(301,000)
Net assets acquired	$1,660,000

Consideration given	Total
Common shares	$415,000
Estimated cash contingent payment on acquisition	1,245,000
Consideration provided	$1,660,000

6.    LOANS RECEIVABLE

On July 21, 2016, the Company entered into a revolving facility credit agreement with Waterproof Studios Inc. (“Waterproof”). The Company extended to Waterproof an initial commitment amount of $100,000 which Waterproof can utilize during the year following the date of the agreement. The revolving facility credit is unsecured, bears interest at 8% per annum and had a maturity date of July 21, 2017. If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate. Interest is payable on the first business day of each month. As at August 31, 2018, the Company had accrued interest receivable of $2,494 (November 30, 2017: $7,168).

On December 21, 2016, the Company entered into a subordinated convertible note (“Convertible Note”) with Participant Games Inc. (“Participant Games”) in the amount of $150,000. The Convertible Note is unsecured, bears interest at 15% per annum and is payable on demand on and after the first anniversary of the date of issuance. Participant Games may prepay this Convertible Note at any time, without penalty. The Company can convert, at any time prior to the maturity date, the principal sum into common shares of Participant Games at the conversion price equal to 80% of the current fair market value equivalent to a 20% discount subject to a minimum ownership stake of 10% of Participant Games. As at August 31, 2018, the Company had accrued interest receivable of $42,517 (November 30, 2017: $22,135).

On April 21, 2017, the Company entered into a subordinated convertible note with Installment Entertainment Inc. (“Installment Entertainment”) in the amount of $100,000. The convertible note is unsecured, bears interest at 15% per annum and is payable on demand on an after the first anniversary of the date of issuance. Installment Entertainment may prepay this convertible note at any time, without penalty. The Company can convert, at any time prior to the maturity date, the principal sum into common shares of Installment Entertainment with a conversion price equal to 80% of the current fair market value price equivalent to a 20% discount subject to a minimum ownership stake of 5% of Installment Entertainment. As at August 31, 2018, the Company had accrued interest receivable of $22,306 (November 30, 2017: $9,357).

As at August 31, 2018, loans receivable including accrued interest are as follows:

		Participant	Installment
	Waterproof	Games	Entertainment	Total
December 1, 2017, including accrued interest	$100,399	$172,135	$109,357	$381,891
Accrued interest revenue	6,058	20,382	12,949	39,389
Repayments received	(3,963)	-	-	(3,963)
Loans receivable, August 31, 2018	$102,494	$192,517	$122,306	$417,317

Interest revenue in relation to the loans above, was $39,389 and $24,067 for the nine months ended August 31, 2018 and 2017, respectively. Repayments received in relation to the loans above was $3,963 and $nil for the nine months ended August 31, 2018 and 2017.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

7.     INVESTMENT IN ASSOCIATE

On April 15, 2015, the Company completed a new option agreement with Waterproof and acquired 49% of the issued and outstanding shares of Waterproof through an equity financing of $475,000 and the issuance of 500,001 common shares of the Company with a fair value of $125,001. The Company made the following:

  Paid Waterproof a $25,000 (2014-paid) non-refundable deposit and issued 500,001 common shares (2015-issued) at a fair value of $125,001;
  Made a cash payment of $250,000 (2014-paid) on or before the later of 45 days from the date of the signing or August 18, 2014; and
  Made a cash payment of $225,000 on or before the closing date of the arrangement (2015-paid).

The Company also issued 200,000 common shares as a finder’s fee with a fair value of $50,000 during the year ended November 30, 2015. As the Company owns 49% of Waterproof, the Company accounts for its investment under the equity method.

The following table is a reconciliation of the investment in Waterproof:

	August 31, 2018	November 30, 2017
Balance, beginning of period	$459,273	$395,723
Share of income (loss) of equity investment	(31,997)	63,550
	$427,276	$459,273

The following table summarized Waterproof’s statements of financial position.

	August 31, 2018	November 30, 2017
Current assets	$1,503,271	$752,344
Non-current assets	305,997	405,211
Current liabilities	(1,453,023)	(838,322)
Non-current liabilities	(39,610)	(73,509)
	$316,635	$245,724

The following table summarizes Waterproof’s revenue, expenses and net (losses) income.

	August 31, 2018	August 31, 2017
Revenue	$2,528,342	$1,848,543
Cost of sales	(2,176,187)	(1,202,859)
Expenses	(417,455)	(455,427)
	$(65,300)	$190,527

The Company has recorded a net loss of $31,997 (August 31, 2017: $93,226 net income) for the nine months ended August 31, 2018 in relation to its investment in Waterproof.

8.    LOANS PAYABLE

On November 9, 2016, the Company secured a credit agreement with a lender in the amount of $2,500,000 “Working Capital Facility”. The Working Capital Facility will bear interest at an annual rate of 14.4%, is secured by a general security agreement against certain assets of the Company and has a term of two years from the date of initial funding. As at August 31, 2018, the Company had borrowed $750,000 (November 30, 2017: $750,000) of the Working Capital Facility with an accrued interest payable of $154,356 (November 30, 2017: $73,282).

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

During the period ended August 31, 2018, the Company secured $10,000 of additional loans from a lender and repaid $7,500 of this loan which was non-interest bearing, unsecured and payable on demand with a balance owing of $4,500 as at August 31, 2018 (November 30, 2017: $2,000).

On August 15, 2018, the Company secured a loan of $130,000 for short-term working capital purposes. The loan does not have a maturity date and bears interest at 14.4% per annum. The lender has the ability to convert the loan at the price of the last Company debt conversion.

The following is a continuity of the Company’s loans as at August 31, 2018:

	Working
	Capital Facility	Loan	Loan	Total
December 1, 2017 (including accrued interest)	$823,282	$2,000	$-	$825,282
Gross proceeds	-	10,000	130,000	140,000
Interest accrued	81,074	-	821	81,895
Repayments	-	(7,500)	-	(7,500)
Current portion: loans payable,August 31, 2018	$904,356	$4,500	$130,821	$1,039,677

During the nine months ended August 31, 2018, the Company accrued interest expense of $81,895 (August 31, 2017: $178,230) and accretion expenses of $Nil (August 31, 2017: $1,900) in connection with the loans payable.

9.    SHARE CAPITAL

(a)   Authorized

The Company has the following number of authorized common shares:

August 31, 2018
Common shares without par value	500,000,000

The Company has the following number of authorized preferred shares:

August 31, 2018
Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000
20,000,000

(b)   Issued

On January 9, 2018, the Company issued 333,333 common shares fair valued at the date of issuance at $415,000 pursuant to the December 12, 2017 share purchase agreement (Note 5).

On August 9, 2018, a reverse acquisition transaction was completed whereby LBIX issued 6,442,486 post-consolidation common shares in exchange for all of the issued and outstanding shares of Liquid Canada (Note 3). Warrants held by Liquid Canada were transferred to the Company as part of the Arrangement whereby each warrant was coverted by 0.5741 when transferred to the Company.

As at August 31, 2018, there were no preferred shares outstanding.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

(c)   Agents’ warrants

Details of agent’s warrants activities for the for the nine months ended August 31, 2018 are as follows:

	Outstanding Options	Weighted Average Exercise Price
Agents warrants, November 30, 2017	39,840	$0.25
Conversion ratio – Plan of arrangement	0.5741	N/A
Revised balance	22,872	$0.25
Exercised	(9,185)	0.25
Options exercisable, August 31, 2018	13,687	$0.25

As at August 31, 2018, the Company had 13,687 Agent’s warrants exercisable into one common share of the Company for $0.25 per share until August 18, 2019 with an expected weighted average remaining contractual life of 0.96 years.

(d)   Share purchase warrants

Details of share purchase warrants activities for the nine months ended August 31, 2018 are as follows:

	Outstanding Warrants	Weighted Average Exercise Price
Share purchase warrants, November 30, 2017	2,795,207	$0.87
Conversion ratio – Plan of arrangement	0.5741	N/A
Revised balance	1,604,728	0.87
Exercised	(100,000)	0.60
Warrants exercisable, August 31, 2018	1,504,728	$0.88

As at August 31, 2018, the Company had the following share purchase warrants outstanding.

Number of Warrants	Exercise Price	Expiry Date
560,215	$ 0.60	August 30, 2020
660,215	$ 1.20	August 30, 2020
163,259	$ 0.75	March 14, 2022
121,039	$ 0.75	April 6, 2022
1,504,728

As at August 31, 2018, the Company had 1,504,728 share purchase warrants outstanding with an expected weighted average remaining contractual life of 2.29 years. During the period ended August 31, 2018, 100,000 warrants were exercised for 100,000 common shares of the Company for cash proceeds of $65,181 ($50,000 USD).

(e)   Stock Options

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods including immediately, one and five years. Options granted generally have a life of 10 years. The Company does not have a formal stock option plan.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

A summary of the Company’s stock option activity is as follows:

	Outstanding Options	Weighted Average Exercise Price
Balance outstanding, November 30, 2017	1,100,000	$0.75
Cancelled – Plan of arrangement	(1,100,000)	0.75
Conversion of LBIX options	345,000	2.45
Balance outstanding and exercisable, August 31, 2018	345,000	$2.45

As at August 31, 2018, the Company had 345,000 stock options exercisable at $2.45 per share until August 9, 2019 with an expected weighted average remaining contractual life of 0.94 years.

(f) Commitment to issue shares

As at August 31, 2018, the Company had received $172,550 (November 30, 2017: $168,550) as a commitment to issue shares and warrants.

10. FINANCIAL INSTRUMENTS

The Company is exposed to varying degrees to a variety of financial instrument related risks:

a)   Fair value

The carrying value of cash, restricted cash, accounts receivable, sales tax and other receivables, due to related parties, loans receivable, liabilities attributable to discontinued operations, accounts payable and accrued liabilities, contingent consideration and loans payable approximated their fair value because of the relatively short-term nature of these instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

b)   Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is largely held in large by Canadian financial institutions. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at August 31, 2018 and November 30, 2017 is the carrying value of the loans receivable and accounts receivable. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

c)   Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company intends to meet its current obligations in the following year with funds to be raised through private placements, shares for debt, loans and related party loans.

d)   Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As at August 31, 2018, the Company had the following amounts denominated in US dollars: current assets totaling $205,294 USD (November 30, 2017: $Nil), accounts payable of $262,338 USD (November 30, 2017: $54,163 USD), due to related parties of $38,645 USD (November 30, 2017: $Nil) and contingent consideration of $900,000 USD (November 30, 2017: $Nil). These factors expose the Company to foreign currency exchange rate risk, which could have an adverse effect on the profitability of the Company. A 10% change in the exchange rate would change other comprehensive income/loss by approximately $129,000 CAD. At this time, the Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

11. CAPITAL RISK MANAGEMENT

The Company defines its capital as shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. The Company is not subject to externally imposed capital requirements.

12. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

The aggregate value of transactions relating to key management personnel were as follows:

	August 31, 2018	August 31, 2017
Consulting fees paid or accrued to CEO	$37,758	$127,240
Consulting fees paid or accrued to CFO	90,000	85,000
Consulting fees paid or accrued to CTO	120,000	-
Consulting fees paid or accrued to directors	92,000	82,500
Share-based compensation	-	576,000
Interest expense paid or accrued to directors	16,352	5,063
	$356,110	$875,803

Accounts payable and accrued liabilities at August 31, 2018 includes $552,856 (November 30, 2017: $217,644) owing to directors or officers of the Company or to companies controlled by common directors for unpaid consulting fees and/or expense reimbursements. Also included in accounts payable and accrued liabilities at August 31, 2018 are $38,922 (November 30, 2017: $22,570) in accrued interest payable to directors of the Company.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

As at August 31, 2018, the loan due from Waterproof, which includes accrued interest receivable was $102,494 (November 30, 2017: $100,399).

Included in due to related parties as at August 31, 2018, was $351,960 (November 30, 2017: $291,369) owing to two directors of the Company of which $77,750 was non-interest bearing and payable on demand and the balance of $223,674 bears interest at 8% per annum and payable on demand. As at August 31, 2018, the Company accrued $14,331 (November 30, 2017: $4,084) in accrued interest payable which is included in accounts payable and accrued liabilities. Also included in due to related parties is $50,536 owed to Zift Interactive LLC a company that controls 49% of Majesco Entertainment Company. The amount due is non-interest bearing and have no fixed term of repayment.

These expenditures were measured by amounts agreed upon by the transacting parties.

13. COMMITMENTS AND PROPOSED TRANSACTIONS

(a) Financial Obligations

The following table summarizes the remaining contractual and expected maturities of the Company's financial obligations as at August 31, 2018:

				August 31,	November
	Within 1 year	2 to 5 years	Over 5 years	2018	30, 2017
Accounts payable and accrued liabilities	$1,324,658	$-	$-	$1,324,658	$421,501
Income tax payable	45,018	-	-	45,018	-
Due to related parties	351,960	-	-	351,960	291,369
Liabilities attributable to discontinued operations	250,000	-	-	250,000	-
Contingent consideration	1,174,950	-	-	1,174,950	-
Loan repayments	1,039,677	-	-	1,039,677	825,282
Minimum rental and lease payments (1)	82,049	-	-	82,049	-
	$4,268,312	$-	$-	$4,268,312	$1,538,152

(1)

The Company is committed to an operating lease pertaining to an office space. On September 15, 2017 in connection with LBIX’s sale of its former subsidiaries, the Company entered into a series of share purchase and escrow agreements whereby the Company deposited $600,000 in escrow as security for potential financial lease liabilities (as well as excluded liabilities and existing claims) relating to the office lease between Leading Brands of Canada, Inc. and the landlord. The office lease is currently being subleased and has not resulted in additional payments from the Company since the sale of the Company’s subsidiaries. The Company expects that the remaining exposure of the office lease commitment is until April 2019.

(b) Household Pests

The film’s budget is estimated at approximately $33,000,000 USD and the Company’s share of the budget will be approximately $10,000,000 depending on the amount of an additional investor. The Company will receive a share in proportion to their equity investment to the overall budget from 50% of 100% of adjusted gross receipts derived from the exploitation of the film in all media worldwide, which shall be payable on a pro-rata and pari passu basis with all other equity investors.

In addition to the foregoing and in relation to producer services on the film, the Company will receive an additional profit participation of 15% of adjusted gross receipts derived from the exploitation of the film in all media worldwide. This agreement is subject to securing the financing for the film’s budget and completion of a long-form agreement.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

As at August 31, 2018, the Company has incurred $205,334 (November 30, 2017: $181,873) in pre-production cost.

On August 31, 2017, the Company through its subsidiary Household Pests Holdings, Inc. entered in to an option agreement with Pigmental, LLC (“Owner”) with respect to the purchase of all rights, titles, and interests in the Animation Work Purchase Agreement dated as of July 2, 2014 by and between Sergio Animation Studios, S.L. and the Owner for a sum of $625,000 USD (the “Purchase Price”) subject to terms and conditions.

Option period shall commence on August 31, 2017 until September 14, 2017 (subject to payment of the First Extension Option Fee) and may be extended until September 1, 2018 subject to payment of the second extension Option Fee (the “Option Period”).

The Company shall pay the following sums in consideration of the Option:

  $10 USD for the initial period (paid) to the owner and $50,000 USD to the owner of the Screenplay (paid) which shall be applicable against the Purchase Price;
  $10 USD for the extension period (paid) to the owner and $50,000 USD to the owner of the Screenplay (paid) which shall be applicable against the Purchase Price;

The Company may exercise the Option at any time during the Option Period by the earlier of providing the Owner with written notice thereof and by commencing principal photography of the first motion picture based on the Rights, and by paying the Owner the Purchase Price less the option payments.

(c) Hard Apple formerly known as Blue Eyes

On April 21, 2017, the Company entered into an option and purchase agreement (the “Agreement”) with Jerome Charyn (the “Owner”) with respects to the option to acquire all of the rights in and to and derived from a book entitled “Blue Eyes” (the “Book”) and a bible for a TV series based on the Book (the “Bible”), which Book and the Bible, together with all plots, themes, titles, subtitles, characters, characterizations, character names, dialogue, descriptions, translations, sequences, and other versions thereof, including all copyrights in all of the foregoing, are hereinafter collectively referred to as the “Property” for a sum of 2.5% of the amount of the final budget for the production costs between $75,000 USD to $250,000 USD less the first option payment subject to conditions.

The Company paid $12,477 (US$10,000) upon execution of the agreement (the “First Option Payment”) which grants an option period of 18 months (the “First Option Term”) from the date of the Agreement.

The Company can pay $3,000 USD to extend the option period for another 12 months commencing on the first day after the last day of the First Option Term. The Company may exercise the option at any time during the option period by the earlier of providing the Owner with written notice. In addition, the Owner is entitled to receive contingent compensation in the amount equal to 2.5% of the adjusted gross receipts received by the Company and certain royalties if it to a television series or television movie series.

14. SUBSEQUENT EVENTS

As part of efforts to satisfy the Nasdaq initial listing criteria, on September 13, 2018, the Company announced entering into an engagement letter (the “Engagement Letter”) with Mackie Research Capital Corp. (the “Agent”) to act as lead Agent and sole bookrunner, on a best-efforts basis, in connection with a proposed private placement (the “Offering”) of a minimum of $4,000,000 USD and up to $6,500,000 USD through the issuance of subscription receipts (“Subscription Receipts”) of the Company. Under the terms of the Engagement Letter, each Subscription Receipt issued in connection with the Offering will be automatically exchanged, into one common share of the Company upon the completion of certain escrow release conditions.

On September 20, 2018, the Nasdaq informed the Company that it had granted the Company’s request for the continued listing of its shares on Nasdaq through October 15, 2018 provided that the Company can demonstrate compliance with all applicable initial listing criteria, including the $4.00 bid price, $5 million stockholders’ equity and $15 million market value of publicly held shares requirements.

Liquid Media Group Ltd.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

On September 25, 2018, the Company entered into an agreement to acquire all rights and interest in 65 video game titles (the “Acquisition Agreement”) from Throwback Entertainment Inc. (“Throwback”). Under the terms of the Acquisition Agreement, the Company will issue 670,000 restricted share units at US$1.49 per share, giving the deal a valuation of approximately US$1 million.

On October 12, 2018, the Company announced that it had entered into several agreements to settle a total of $756,449 USD of Company debt (the “YVR Debt”) through the issuance of 711,103 common shares of the Company at an average price of $1.06 USD per share (the “Debt Settlement”). The YVR Debt included accrued management fees owing to companies controlled by Directors of the Company, fees owed to consultants, and loans to YVR from various shareholders, including a Director of the Company.

On October 12, 2018, the Company also announced that it had entered into the following investment and license acquisition agreements:

  SeriesOne Holdings LLC (“S1”): The Company will issue approximately 1,900,000 restricted share units to S1 at an average price of $0.895 USD per share unit (as calculated before the Reverse Stock Split as defined below) in exchange for an initial 36-month platform license to operate a S1 crowd-funding portal solution under the Company brand. In addition, the Company acquired an exclusive license across all S1’s crowd-funding platforms for the entertainment and gaming industries for an initial term of 12-months.

  World of Wireless UK Limited (“WOW”): The Company will issue approximately 1,500,000 restricted share units to WOW at an average price of $0.90 USD per share unit (as calculated before the Reverse Stock Split as defined below) in exchange for the development of a complete Company-branded in-game payment and rewards system for Company video games. The deliverable from WOW will include supporting mobile applications, loyalty and reward subsystems, and global payment network interfaces. As part of the rewards system, WOW will develop a Liquid Token system which will enable Company consumers to exchange Liquid Tokens via mobile accounts, or use them to make in-game purchases or upgrades.

  Lightning Man Media LLC (“Lightning Man”): The Company will issue approximately 600,000 restricted share units to Lightning Man at an average price of $0.83 USD per share unit (as calculated before the Reverse Stock Split as defined below) as consideration for a license to market and distribute 6 video games owned by Lightning Man, including: Bunny Boom, Bar Crasher, Nyctophobia, Resurgence, Clowns and Machetes, and Piggy Pals. As part of the Lightning Man agreement, the Company has agreed to pay a total of $100,000 (in three tranches) to Lightning Man over a 6-month period for the rights to 2 future video game titles that will be jointly developed by YVR and Lightning Man.

  Zift Interactive LLC (“Zift”): The Company will issue approximately 670,000 restricted share units at average price of $1.50 USD per share (as calculated before the Reverse Stock Split as defined below) in exchange for complete intellectual property rights to “Blowout” and “Blast Works” video game titles. The Company announced that it has plans to re-launch both titles to modern video game platforms and consoles.

On October 15, 2018, the Company effected a 1-for-5 reverse stock split (the “Reverse Stock Split”) in furtherance of the Company’s compliance plan and to fulfill Nasdaq’s $4.00 per-share minimum bid price requirement. The closing bid price for the Company’s common shares closed at $0.84 on Nasdaq on Friday, October 12, 2018. The post-split price, which is equivalent to $4.20 per share, exceeds Nasdaq’s minimum required closing bid price of $4.00 per share. Following the reverse split, the new CUSIP number for the Company’s common stock will be 53634Q204.